TransAlta renews normal course issuer bid program

CALGARY, Alberta (May 1, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has received regulatory approval for the continuation of its normal course issuer bid program. The program is in its seventh consecutive year.   TransAlta did not purchase any common shares during the last twelve months under the previous normal course issuer bid.

Consistent with prior years, TransAlta has the approval to purchase, for the purpose of cancelling, up to three million of its common shares.  The shares represent approximately 1.5 per cent of the 202,650,491 common shares issued and outstanding as of April 23, 2007. The main purpose of the normal course issuer bid program is to allow TransAlta to purchase its common shares to offset any dilution that may occur as a result of the issuance of common shares pursuant to various employee, director and officer compensation programs.  In addition, TransAlta believes that the market price of its common shares could be such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders.

The normal course issuer bid program will begin on May 3, 2007 and continue until May 2, 2008, or such earlier date as TransAlta may complete its purchases.  Purchases will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition. TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program provided that no such put options may be issued without prior consent of the Toronto Stock Exchange.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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Investor inquiries:

Joel Thompson

Jennifer Pierce

Director, Communications

Director, Investor Relations

Phone:  (403) 267-7208

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520

Email:  joel_thompson@transalta.com

E-mail:  investor_relations@transalta.com